November 20, 2023

Mark Cowan

Senior Counsel

Disclosure Review and Accounting Office

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E. (Mail Stop 5-6)

Washington, D.C. 20549

RE:	Post-Effective Amendment No. 14 to the Registration Statement on Form N-6
RiverSource Life Insurance Company (“Company”)
RiverSource Variable Life Separate Account (“Registrant”)
File Nos. 333-227506 / 811-04298
RiverSource Variable Universal Life 6 Insurance v3

Dear Mr. Cowan:

On behalf of RiverSource Life Insurance Company (the “Company”), we are responding to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided to us November 10, 2023, with regard to the Post-Effective Amendment No. 14 to the Company’s registration statement on Form N-6 for RiverSource Variable Universal Life 6 Insurance, an individual flexible premium variable life insurance policy. Along with this letter, we are filing a revised statutory prospectus which reflects conforming edits.

Comments and responses are outlined below.

General

Comment: Comments should also be applied to the ISP, where applicable.

Response: Noted.

Comment: ISP “Key Information Table” heading should conform to “Important Information You Should Consider About the Policy” title.

Response: Revised as requested.

Key Terms

Comment: The Indexed Account definition should be revised for clarity.

Response: The Indexed Account definition has been revised as follows:

Indexed Account: The portion of the Policy Value that has the ability to earn interest on a segment maturity date based on a change in the value of one or more designated indexes. Each Indexed Account includes a corresponding Interim Account and one or more Segments.

Comment: Consider added disclosure elsewhere in the prospectus: state that the index interest rate credited to the segment of an indexed account over an index interest period will always be greater than or equal to the segment floor which is either zero or one percent depending on which point to point index account is selected.

Response: Disclosure appears elsewhere in the Indexed Accounts section.

Comment: Disclose that even with an index interest rate credited guaranteed to be greater than or equal to the segment floor, the policy value in the indexed account may decrease due to the indexed account charge and an investor could lose money.

Response: Revised as requested.

Comment: The definition of Indexed Loan Base Account is confusing and needs revisions to explain in plain English what happens to money in this account. We did not see such disclosure elsewhere. Please include a separate section elsewhere in the prospectus describing the Indexed Loan Base Account and explaining its operation. This section should state that it is part of the General Account, if true, and whether the account earns interest and at what rate.

Response: Revised as follows:

Indexed Loan Base Account: The Indexed Loan Base Account will be the S&P 500 1 Year Point-to-Point Indexed Account. Policy value is transferred/reallocated from the Fixed Account, Subaccounts and/or other Indexed Accounts to ensure that the value in the Indexed Accounts is greater than Indebtedness when an indexed loan is in effect. As a result, this account receives any applicable transfer amounts due to the following when an indexed loan is in effect:

1.	Indexed loan reallocation of Segment maturity values.

2.	Indexed loan transfer of Policy Value at Policy Anniversary.

Policy value transfer/reallocated for this reason will be applied to the corresponding Interim Account, moved into Segments and will receive indexed interest on the Segment Maturity Date as any other transfer to the Indexed Account.

Comment: At a minimum, the definitions for eligible account and ineligible accounts should be revised for plain English. They appear to be terms created to explain the operation of the indexed loan base account. Consider eliminating the terms and revising the disclosure of the indexed loans to describe how the company ensures enough policy value remains in the indexed accounts to serve as collateral for an indexed loan using existing terminology, i.e. fixed accounts, subaccounts and indexed accounts. Further, the relation between an eligible and ineligible account is not clear. Alternatively, if left the way it is, the reference to certain subaccounts in the Eligible Accounts definition should eliminate certain and specify the accounts.

Response: Definitions have been revised as follows:

Eligible Accounts: The following Indexed Accounts are the Eligible Accounts:

•	S&P 500 1-Year Point-to-Point

•	S&P 500 1-Year Point-to-Point Spread/No Cap

Policy Value in the Eligible Accounts is used to determine if, upon any Segment Maturity Date, changes to Segment maturity reallocations are needed due to outstanding indexed loan Indebtedness.

Ineligible Accounts: The Subaccounts, the Fixed Account and/or Indexed Accounts that are not designated as Eligible Accounts.

Comment: Policy Value – Does the policy value also include the value of the indexed loan base account?

Response: The Indexed Loan Base Account is not a separate, new account, but rather it is the S&P 500 1-Year Point-to-Point indexed account as clarified in the revised Indexed Loan Base Account definition. The Policy Value definition already includes the value of the Indexed Accounts.

Comment: Pro Rata Basis – Confirm that the definition is accurate given the changes. Define SDCA upon first use. As part of disclosure elsewhere, the company as part of its automated dollar cost averaging program “may also make available. a SDCA. If the program is not currently offered delete references here and throughout the prospectus. Regarding the DCA account shown in the optional benefit table: Does pro rata basis impact DCA? Add disclosure, if appropriate.

Response: Confirmed that the definition is accurate. Revised so as to not use the acronym for the first occurrence. The SDCA is currently being offered so the reference will remain. A regular DCA that uses an account chosen by the policy holder does not impact the definition of Pro Rata Basis.

Comment: Surrender Charge – Should this also state at time of partial surrender?

Response: – This is specifically talking about the charge upon full surrender or lapse so we have added “full” to the definition.

Key Information Table

Comment: Transaction Charges – “If you take a loan against the policy, you will be charged a loan interest rate on any outstanding balance until the loan is paid off.” Should this be described as an ongoing expense rather than a transaction charge?

Response: Revised as requested.

Comment: Restrictions/Investments – Include the reservation of the right to add remove or change one or more indexed account options. Also, state that the company may substitute a comparable index if an index is discontinued, substantially changed or the company determines that an index should no longer be used.

Response: Revised as requested.

Comment: In the Restrictions – Investments table, please briefly disclose the Transfer restriction policy . Provide appropriate cross-references. Please also disclose this in the Summary of Principal Risks of Investing in the Policy and in the Policy Loan sections of the prospectus.

Response: Revised as requested.

Comment: Please also state that an investor may only transfer amounts from an Indexed Account Option at the end of its term. Provide appropriate cross-references. Please also disclose this in the Overview and the Summary of Principal Risks of Investing in the Policy sections of the prospectus.

Response: Revised as requested.

Comment: If true, please disclose in the Restrictions – Optional Benefits discussion that a change in the Specified Amount, a change in the death benefit option, the addition, deletion, or change of any riders, and/or a change in the insured’s rate class may impact the Policy’s No-Lapse Feature and may require the payment of additional premiums to maintain the Feature’s guarantee. Please add corresponding disclosure to the Summary of Principal Risks of Investing in the Policy and to the discussion of the No-Lapse Feature in the prospectus.

Response: Revised as requested.

KIT Optional Benefits

Comment: Please specify briefly any restrictions applicable to these optional benefits. You should include what the restrictions are rather than state “certain conditions must be satisfied.”

Response: Revised as requested.

Comment: Loans (both fixed and indexed) should be disclosed along with a brief description of restrictions. Consider where to add and whether optional benefits appropriate.

Response: Revised as requested.

Premiums

Comment: Discuss the grace period here.

Response: Revised as requested.

Allocation of Premiums

Comment: Please list the indexed accounts available under the policy. This could be placed in a separate appendix with a cross-reference.

Response: Revised as requested.

Policy Features – Accessing Your Money

Comment: Address accessing your money from an indexed account option prior to the segment maturity date, including whether the company will credit any index interest.

Response: Revised as requested.

Policy Features – Death Benefit Options

Comment: Please clarify the percentage of the policy value in prong b of each death benefit option (for example, a percentage equal to the minimum necessary for the policy to qualify as life insurance under Internal revenue code section 7702).

Response: Revised as requested.

Comment: Loans - Add a cross reference to the applicable tax section.

Response: Revised as requested.

Comment: “Taking a loan may have adverse tax consequences, will reduce the Proceeds payable upon death of the Insured, and will increase your risk of Lapse.: – Please add:

•	“You may need to make additional premium payments or loan repayments to maintain the no lapse feature.”

•	“You may repay all or part of a loan at any time.”

Response: Revised as requested.

Comment: Fixed loans – Retain the following disclosure: “We charge interest on your loan.”

Response: Revised as requested.

Comment: Please add disclosure to clarify whether the amount in the loan collateral account from the fixed loan also earns interest.

Response: Revised as requested.

Fee Tables/Transaction Fees/Interest Rate on Payments under Accelerated Benefit Rider for Terminal Illness (ABRTI)

Comment: Please include the maximum Guaranteed Fixed Loan Interest Rate in addition to the current rate and clarify whether the current rate is 1.25 or 1 % for policy years 11+.

Response: The maximum rate is what was listed and we have updated for clarity.

Principal Risks of Investing in the Policy

Comment: Add the Risk associated with withdrawing amounts from an indexed account prior to the segment maturity date end of the term due to a loan or surrender (i.e., if true, the company will not credit any index credits).

Response: Revised based upon an earlier comment.

Comment: Add a risk factor for Policy loan risk generally, including fixed loans.

Response: Revised as requested.

Indexed Loan Risk.

Comment: “Although the Policy Value backing an indexed loan remains in the Indexed Accounts, there is no guarantee the indexed interest credited on that Policy Value will be greater than the indexed loan interest charged.”

Add “and could be less.”

Add: “Likewise, there is no guarantee that the segment growth cap offered will be greater than the indexed loan interest charged.”

Add other risks that have been noted, e.g. transfer restrictions.

Response: Revised as requested. Please note an indexed loan will not trigger a transfer restriction period because Policy Value remains in the indexed accounts when an indexed loan is taken.

Transfers Among the Fixed Account, Indexed Accounts and Subaccounts

Comment: “At the end of the Period of Coverage, the portion of the Policy Value will remain in the Fixed Account until written request is made to transfer to any Subaccounts or Indexed Accounts.”

Please define Period of Coverage here.

Response: Revised to include a definition.

Transfers Due to Loans

Comment: “If, on any Indexed Account Segment Maturity Date, the amount of Indebtedness exceeds the Policy Value in the Eligible Accounts, we reserve the right to transfer a portion of the Segment maturity value due to be reallocated to the Ineligible Account(s) to the Indexed Loan Base Account.”

Reconcile this disclosure that states the company will reallocate—(see in the section indexed loans). Otherwise, if it is a reservation of right and the company does not exercise this right what is the default option. Please clarify.

Response: Clarified as requested.

Special Dollar-Cost Averaging

Comment: “The company, as part of its automated dollar-cost averaging program, may also make available a Special Dollar-Cost Averaging (“SDCA”) arrangement.”

Other disclosure suggests the SDCA arrangement is currently offered. Reconcile with other disclosure.

Response: Revised for clarity. The SDCA arrangement is available.

The Fixed Account

Comment: “Also, if fees and charges under the policy are deducted from the Fixed Account, you could lose more than the premiums you’ve paid into the Fixed Account. For further discussion see “Order of Deductions from Policy Value.”

Loan interest should also be mentioned here.

Response: Revised as requested.

The Loan Collateral Account

Comment: For clarity, please also disclose that when you take an indexed loan no amount equal to the value of the loan is transferred to the loan collateral account. The loan amount stays in the indexed account and, as a result, no interest is credited for loan amounts taken on an indexed loan. Suggested sentence: This is the same for loan interest accrued and not paid. Address when unpaid accrued loan interest get deducted.

Response: Revised as requested.

Comment: “When you take a fixed loan, or any fixed loan interest accrued is not paid when it becomes due, an amount equal to the value of the loan or loan interest will be transferred from the Fixed Account (including the value of the Fixed Account that is part of an SDCA arrangement), Subaccounts, and/or Indexed Accounts to the Loan Collateral Account as loan collateral.” – Validate whether the parenthetical “including the value of the Fixed Account that is part of an SDCA arrangement” is accurate.

Response: Validated for accuracy.

Comment: Please clarify the circumstances as to whether amounts are transferred to the Loan Collateral Account

Response: Revised for clarity.

The Indexed Accounts

Comment: This section should also include a chart with the indexed account options with corresponding minimum and maximum values.

Response: A Table of Available Indexed Accounts with corresponding values has been added to this section.

Comment: When describing the Indexed Loan Account in later prospectus disclosure, please make clear which S&P 500 Index is referenced in the index interest calculation (i.e., the Price Return Index); explain how interest is calculated; reconcile how loan interest is charged at the end of a Policy year with how interest is credited at the end of a segment’s maturity, which may be two different dates; explain how index interest is credited if a loan repayment is made prior to segment maturity; and clarify that the Policy will enter a Transfer Restriction Period and what that means/entails.

Response: Addressed in later prospectus disclosure in the Policy Loans section.

Comment: “The actual Indexed Interest Rates credited to the Segments of an Indexed Account will be based on various factors, including:

1)	The Index Growth Rate which is the return of the underlying index (currently the S&P 500 Index for all indexed accounts) over the Indexed Interest Period.”

Insert “,which is the difference between the index value on the first day of the interest period and the last day of the interest period.”

Response: Revised as requested.

Comment: “There is no Segment Growth Cap on the 1-Year Point-to-Point Indexed Account Spread/No Cap Indexed Account. Instead, this Indexed Account has a Segment Spread which is the amount is subtracted from the Index Growth Rate in the determination the Indexed Interest Rate.”

Delete typographical error “is.”

Response: Revised as requested.

Comment: “4) the Segment Floor in effect at the start of each Segment. The Segment Floor is the minimum total Indexed Interest Rate over the Indexed Interest Period.” – Reiterate the 0% or 1% Segment Floor disclosure from above.

Response: Revised as requested.

Comment: “When you apply for your policy you will receive an illustration showing the current Segment Growth Cap and Segment Spread rates in effect at that time.” – Revise for clarity to describe an illustration as a document.

Response: Revised as requested.

Comment: “In addition, we will provide notification on your statement if a Segment Growth Cap rate has decreased or a Segment Spread has increased since your last statement.” – Specify how far in advance of the new segment start date this information will be provided. Reconcile this with later disclosure.

Response: Added that the statements will be delivered monthly or quarterly statement following a change and included the manner in which information could be acquired at any time in advance of a new segment start date.

Comment: “An Indexed Account includes a corresponding Interim Account and one or more Segments.” Make sure policy value definition includes the amount in the interim account.

Response: Definition has been revised.

Comment: “An Interim Account earns interest at a fixed rate not less than the Fixed Account guaranteed interest rate shown in the Policy Data section of the policy.” – Unless this changes on an investor-by-investor basis, specify the guaranteed interest rate here.

Response: Revised as requested.

Comment: “Once money is transferred to a Segment it cannot be transferred out of the Segment until the Segment Maturity Date, unless required to satisfy monthly deduction requirements or as required to make a fixed loan or surrender.” – Confirm that if a fixed loan is requested amounts can be taken out of an indexed account prior to a segment maturity date. If so, address any consequences, including deductions. Clarify, if true, that partial surrenders are not otherwise included in these exceptions.

Response: Revised as requested.

Comment: “You may have Policy Value in multiple Segments at any given time.”

If true, please disclose that the company will not credit any index credits if amounts are withdrawn from an indexed account prior to the end of its term due to a fixed loan or surrender.

Response: Revised as requested.

Examples

Comment: Please confirm supplementally that the rates and assumptions reflected in the examples are reasonable in light of current and anticipated market conditions and based on caps, spreads, floors and participation rates that the company anticipates offering at the time the policy is first issued.

Response: The rates and assumptions reflected in the examples are reasonable in light of current and anticipated market conditions and are based on caps, spreads, floors and participation rates that the Company anticipates offering at the time the policy is first issued.

Comment: “The examples set forth below illustrate how indexed interest is calculated”. – Add to this that the examples are not intended to predict future performance. State that the examples do not reflect rider charges being deducted and assume no withdrawals.

Response: Revised as requested.

Comment: All examples should reflect hypothetical monthly deductions. Add that to the assumptions.

Response: Revised as requested.

Comment: Examples should reflect loan interest charges. Assume hypothetical loan interest charges.

Response: Revised as requested.

Comment: Assumptions – Retain the segment growth cap.

Response: Retained.

Segment Maturity Value

Comment: “The guaranteed minimum Segment Growth Cap, Segment Floor, Segment Participation Rate and guaranteed maximum Segment Spread are shown in the policy under Policy Data.” – These should be shown in the Indexed Account table that was requested. Include other features as appropriate.

Response: Reflected in Table.

Comment: “Please contact your sales representative to determine the current Segment Growth Cap, Segment Spread, Segment Floor and Segment Participation Rate for the Indexed Accounts available under the policy.” – Reconcile this with the earlier disclosure that policy holders would receive a notice upon segment maturity.

Response: Disclosure has been revised for consistency.

Comment: “If there is an outstanding indexed loan, some or all of the Segment maturity value of any Segment of an Indexed Account may be reallocated to the Indexed Loan Base Account instead of according to the Segment reallocation percentages in effect.” – Please address unpaid or accrued interest here, as well.

Response: We would respectfully maintain that unpaid or accrued interest impacts the transfer of Policy Value on a Policy anniversary, but not on a Segment Maturity Date. The disclosure is addressed elsewhere.

Comment: The Indexed Account options available under the policy are shown in the Policy Data section of the policy. – These should be included in the prospectus in the table as requested earlier.

Response: Revised to also include reference to new Appendix E and Table of Available Indexed Accounts.

Comment: “Also, we may substitute a comparable index if an index is discontinued, substantially changed or, at our sole discretion, we determine that an index should no longer be used.” – Delete “at our sole discretion.”

Response: Deleted.

Comment: “If an index is discontinued or substantially changed, we may mature Segments early. – State the effect of maturing early, e.g. is interest credited as of that date.

Response: Revised as requested.

Comment: Is it may or will? If it isn’t will, specify what is generally done.

Response: Specified.

Key Terms for the Indexed Accounts Section

Comment: This section should be before the discussion of the Indexed Account. Move to the beginning of the Indexed Account.

Response: Moved as requested.

Comment: “The Index Growth Rate does not include gains in the index that come from dividends.” – Add “, which will reduce the index return.”

Response: Revisions have been made in line with suggested language.

Policy Value

Comment: Clarify whether Policy value includes the indexed loan base account and the interim account.

Response: Revised for clarity.

Indexed Accounts

Comment: Third bullet point – Correct “to the” typographical error.

Response: Corrected.

Comment: Clarify what happens upon segment maturity as it relates to reallocation. Has the company reserved the right to do something?

Response: Revised for clarity.

Other Benefits Available Under the Policy

Comment: Add the following: No lapse guarantee; Fixed loan; Indexed loan, including examples after the table.

Response: Revised as requested with examples.

Comment: Special Dollar-Cost Averaging (SDCA) – Is this currently offered? If so, leave it. If not, remove it.

Response: It is currently offered so it remains.

Comment: Automated dollar cost averaging, why does the rest of the disclosure mention SDCA and not DCA. If SDCA disclosure, why would DCA not be mentioned. If special disclosure related to SDCA, is it appropriate to include DCA.

Response: DCA is addressed in the entry above.

Maximum Loan Amounts

Comment: “When we compute the amount available, we reserve the right to deduct from the loan value interest for the next three months and monthly deductions that we will take for the next three months.” – Specify what the company does currently before the reservation of rights.

Response: Specified.

Fixed Loans

Comment: “The fixed loan interest rate is shown in your policy under Policy Data.” – State the maximum if the rate specified in the policy data can be increased to the maximum. Can the company increase up to the maximum?

Response: Revised as requested.

Comment: Policy Data – The fixed loan interest is shown in your policy under Policy Data.

Response: See revision above.

Comment: State the maximum index loan interest rate. If the rate specified in the policy data can be increased to the maximum, please specify.

Response: Revised.

Indexed Loans

Comment: The indexed loan interest rate is shown in your Policy under Policy Data. – State the maximum index loan interest rate. If the rate specified in the policy data can be increased to the maximum, please specify.

Response: Revised as requested.

Possible Indexed Loan Segment Maturity Reallocation Percentage Changes and Transfers of Policy Value on Policy Anniversaries

Comment: “Indexed Loan Reallocation of Segment Maturity Values. Upon the Segment Maturity Date of any Segment of an Indexed Account, if you have an indexed loan and Indebtedness is greater than the total value of the Eligible Accounts (including amounts due to be reallocated to the Eligible Accounts on such Segment Maturity Date), we will instead reallocate a portion of the Segment maturity value due to be reallocated to the Ineligible Accounts to the Indexed Loan Base Account. If Indebtedness is less than or equal to the total account value in the Eligible Accounts, no reallocation of Segment maturity value to the Indexed Loan Base Account will occur.”

Disclosure relying on defined terms of eligible accounts and ineligible accounts: Consider whether it is better to describe without those terms or explain what eligible and ineligible accounts are here rather than using the defined terms.

Response: Revisions have been made here and the definitions have been revised for clarity.

Comment: Also explain what happens to policy values reallocated to the index loan base account so it is clear how an indexed loan is collateralized.

Response: Revised as requested.

Comment: “We reserve the right change the Eligible Account(s) and/or the Indexed Loan Base Account. You will be notified in writing if a change is made.” – Include the number of days in advance you would receive notice.

Response: Revised as requested.

Comment: “Indexed Loan Transfer of Policy Value on Policy Anniversaries.” – Revise for clarity. Please keep in mind that disclosure elsewhere regarding transfers to the loan base account should address both transfer at segment maturity date and on each policy anniversary. Make sure other disclosure of transfers to the loan base account has both transfer at segment maturity date and on each policy anniversary.

Response: Revisions have been made else to provide clarity. Segment maturity date and policy anniversaries have been addressed together where appropriate.

Changing Loan Types

Comment: “Changing from a Fixed Loan to an indexed loan. When we process your request, any Policy Value in the Loan Collateral Account, including any loan interest earned, will be transferred to the Indexed Loan Base Account. Changes from a fixed loan to an indexed loan are not permitted during a transfer restriction period.” – Disclose the effect of this. What happens to the money that gets transferred to the Indexed Loan Base Account. When does it get transferred? Discuss the transfer restriction period in greater detail.

Response: Revised for clarity and additional detail.

Repayments

Comment: Please also address repayments on indexed loans.

Response: Revised as requested.

Comment: “For fixed loans, we will reallocate loan repayments from the Loan Collateral Account to Subaccounts, Indexed Accounts (including Interim Accounts) and/or the Fixed Account using the premium allocation percentages in effect unless you tell us otherwise.” – Does the parenthetical mean first to the Interim Account. Please clarify.

Response: Clarified that it means transferred first to the Interim Account.

Overdue Interest

Comment: “We will take that interest from the Fixed Account, not including the value of the Fixed Account that is part of an SDCA arrangement, and the Subaccounts with value on a Pro Rata Basis.” – Remove “with value.”

Response: Revised as requested.

Comment: “When the value of the Fixed Account that is part of an SDCA arrangement has been exhausted, the remaining loan interest will be taken from the Indexed Accounts.” – Confirm whether it is appropriate to add “on a pro rata basis”

Response: Confirmed that it is appropriate as written.

Comment: Please also disclose how overdue interest is charged on indexed loans.

Response: Revised as requested.

Effect of Policy Loans

Comment: “Outstanding Indebtedness reduces the policy Cash Surrender Value. If the loan causes the Cash Surrender Value to drop to zero, the policy will Lapse. The Proceeds payable upon death of the Insured are reduced by Indebtedness. A loan may also cause the NLG or Minimum Initial Guarantee to terminate.” – If not already there, this information should be included in the KIT and the restrictions section of the optional benefits table.

Response: Revised as requested.

Comment: “Please note that the interest rate charged on a policy loan is effectively offset by the interest credited on the loan collateral.” – Add “, if any” at the end of the sentence.

Response: Revised as requested.

Comment: “Although Policy Value serving as loan collateral for an indexed loan remains in the Indexed Accounts, there is no guarantee that the indexed interest rates credited will be greater than the indexed loan interest charged.” – Add “and may be less”

Response: Revised as requested.

Comment: “If you have an AdvanceSource rider(1) on your policy, upon Notice of Claim, additional policy loans are not permitted, although any existing fixed loans will remain in effect and any existing indexed loans will be change to a fixed loan.” – Correct the typo “change” to “changed”

Response: Corrected.

Two Ways to Request a Transfer, Loan, Loan Type Change, or Surrender

Comment: “You can request a transfer, loan or surrender by mail or by phone. You may request to change your policy loan to an indexed loan or a fixed loan in writing by mail.” – Should the “may” be a “must” – is it a requirement to request in writing by mail?

Response: Revised to clarify requirement.

If you have any questions concerning responses to the comments, please contact me at (612) 678-5337.

Sincerely,

/s/ Nicole D. Wood

Nicole D. Wood

Assistant General Counsel and

Assistant Secretary